SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.6 )*


R.G. Barry Corporation
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(Name of Issuer)

Common Stock - $1.00
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(Title of Class of Securities)


068798107
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(CUSIP Number)


December 31, 2008
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(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]     Rule 13d-1(b)

[]     Rule 13d-1(c)

[]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1
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CUSIP No.068798107
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1) Names of Reporting Persons
I.R.S. Identification No. of Above Persons (entities only)

Steven C. Leonard (Leonard)

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2) Check the Appropriate Box if a Member of a Group (See instructions)

(a)[]
(b)[x]

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3) SEC Use Only

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4)  Citizenship or Place of Organization

Mr. Leonard is a Uninted States Citizen.
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Number of           5)  Sole Voting Power 209,789
Shares Beneficially
Owned by Each       6)  Shared Voting Power
Reporting
Person With:	     7)  Sole Dispositive Power 209,789

8) Shared Dispositive Power 1,094,929

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9)      Aggregate Amount Beneficially Owned by Each Reporting Person
	134,718
10)     Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)
11)     Percent of Class Represented by Amount in Row 9  12.33%

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12)      Type of Reporting Person (See Instructions)
        IN

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